SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of February 2014

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On February 4, 2014, DHT Holdings, Inc. (the “Company”) issued a press release announcing the mandatory exchange of each share of its Series B Participating Preferred Stock for one hundred shares of its common stock pursuant to the Certificate of Designation of the Series B Participating Preferred Stock of the Company dated November 27, 2013.

Attached hereto as Exhibit 99.1 is a copy of the Company's press release, and it is incorporated herein by reference.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-192959 and 333-176669.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated February 4, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: February 4, 2014	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer